# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2701 East Grauwyler Road, Irving, Texas (TX), 75061
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- CANTOR FITZGERALD, L. P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,049,404; sole dispositive power 0; shared dispositive power 8,049,404; aggregate amount beneficially owned 8,049,404 (6.8% of the class)
- CFAC Holdings VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,449,404; sole dispositive power 0; shared dispositive power 6,449,404; aggregate amount beneficially owned 6,449,404 (5.5% of the class)
- Cantor Fitzgerald & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 1,600,000; sole dispositive power 0; shared dispositive power 1,600,000; aggregate amount beneficially owned 1,600,000 (1.4% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,049,404; sole dispositive power 0; shared dispositive power 8,049,404; aggregate amount beneficially owned 8,049,404 (6.8% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,049,404; sole dispositive power 0; shared dispositive power 8,049,404; aggregate amount beneficially owned 8,049,404 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 2701 East Grauwyler Road, Irving, Texas (TX), 75061
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on March 26, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 1, 2023 ("Amendment No. 1), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 14, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 3") and Amendment No. 4A to the Original Schedule 13D filed with the SEC on October 6, 2025 ("Amendment No. 4A" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Prior Schedule 13D"), by CFAC Holdings VIII, LLC, a Delaware limited liability company ("CFAC"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and, as applicable, either Howard W. Lutnick or Brandon G. Lutnick. This Amendment is being filed by CFAC, Cantor Fitzgerald & Co., a New York general partnership ("CF&Co."), Cantor, CFGM and Brandon G. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of shares of common stock, par value $0.0001 per share ("Common Stock"), in XBP Global Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by:

(i) CFAC, which is the holder of record of approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025;

(ii) CF&Co., which is the holder of record of approximately 1.4% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025;

(iii) Cantor, the sole member of CFAC and the indirect holder of a majority of the equity interests of CF&Co.;

(iv) CFGM, the managing general partner of Cantor; and

(v) Brandon G. Lutnick, the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person.
Residence or business address:
Item 2(b) is hereby amended and supplemented with the following:

The address of the principal business and principal office of CF&Co. is 110 East 59th Street, New York, New York 10022.
Present principal occupation or employment:
Item 2(c) is hereby amended and supplemented as follows:

The principal business of CF&Co. is to act as a broker-dealer.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and supplemented as follows:

CF&Co. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and supplemented as follows:

During the last five (5) years, CF&Co. has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and supplemented with the following:

CF&Co. is a New York general partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

From August to October 2025, CF&Co. has purchased 1,752,626 shares of Common Stock and in September 2025, CF&Co. has sold 152,626 shares of Common Stock, resulting in CF&Co. directly owning 1,600,000 shares of Common Stock in the aggregate as of the date hereof. CF&Co. has purchased and sold shares of Common Stock on a proprietary basis for investment purposes and not with a view to influencing or controlling the Issuer. CF&Co. may continue to buy and sell shares of Common Stock based on market conditions as it so determines.

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Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is on the basis of a total of 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025.

As of the date hereof, (i) CFAC directly owns 6,064,404 shares of Common Stock and 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock held by CFAC which are exercisable within 60 days and (ii) CF&Co. directly owns 1,600,000 shares of Common Stock. None of the other Reporting Persons directly own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) CFAC directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,064,404 shares of Common Stock and 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock held by CFAC which are exercisable within 60 days, which represent approximately 5.5% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025.

(ii) CF&Co. directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 1,600,000 shares of Common Stock, which represent approximately 1.4% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025.

(iii) Cantor, as the sole member of CFAC and the indirect holder of a majority of the equity interests of CF&Co., controls each of CFAC and CF&Co., and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC and CF&Co., which represent approximately 6.8% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. Cantor disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC and CF&Co., which represent approximately 6.8% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. CFGM disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(v) Brandon G. Lutnick, as the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Common Stock directly owned by CFAC and CF&Co., which represent approximately 6.8% of the issued and outstanding shares of Common Stock based on 117,515,972 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. Brandon G. Lutnick disclaims any ownership of such shares of Common Stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10.15: Joint Filing Agreement, dated as of October 15, 2025, by and among the Reporting Persons

## Signatures
- CANTOR FITZGERALD, L. P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/15/2025)
- CFAC Holdings VIII, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/15/2025)
- Cantor Fitzgerald & Co.: /s/ Pascal Bandelier, Pascal Bandelier/Co-Chief Executive Officer (10/15/2025)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/15/2025)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (10/15/2025)